Shinhan Bank’s Board Resolution to Convene Shareholders’ Meeting

On July 28, 2008, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to convene an extraordinary shareholders’ meeting as follows:

1. Date and Time: August 29, 2008, 11 A.M., Seoul time.

2. Venue: Conference room, 6th floor / Shinhan Bank,

120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea

3. Agenda

1)	Approval of the business transfer and assumption of fund administration operation to AITAS, Shinhan Bank’s subsidiary specialized in fund accounting and administration.